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                                                                  EXHIBIT 1.1


MEDQUIST PUBLIC OFFERING

MARLTON, N.J.-- April 28, 1999 -- MedQuist Inc. (Nasdaq: "MEDQ") announced today that it has priced a public offering of 4,493,467 shares of common stock at a price of $33 5/8 per share. Of the 4,493,467 shares being offered, 800,000 are being sold by MedQuist and 3,693,467 are being sold by existing shareholders. The underwriters have an option to purchase up to 674,020 additional shares from MedQuist.

The offering is being co-managed by Goldman, Sachs & Co., BancBoston Robertson Stephens, Donaldson, Lufkin & Jenrette and Volpe Brown Whelan & Company.

The net proceeds of the 800,000 shares being sold by MedQuist are expected to be approximately $25.6 million. These proceeds are intended to be used to fund a substantial portion of MedQuist's pending acquisition of Lanier Transcription Services, a national provider of medical transcription services.

MedQuist is the leading national provider of medical transcription services, a key component in the provision of healthcare services. MedQuist serves approximately 2,300 customers nationwide through its 77 client service centers.

CONTACT: MedQuist Inc., Marlton, NJ
John R. Emery, 609/596-8877